Form 5 __ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). __ Form 3 Holdings Reported __ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Scherff, Clarke	2. Issuer Name and Tickler or Trading Symbol Mentor Corporation ("MNTR")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X__ Officer (give title below) ___ Other (specify below) VP, Regulatory Compliance
(Last) (First) (Middle) 201 Mentor Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year March 2002
(Street) Santa Barbara, CA 93111			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) _X__ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
(City) (State) (Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3.Transaction Code (Instr. 8)	4.Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy)	26.61	5/23/01		A		5/23/02	5/23/11	Common Stock	5,000			D
	26.61	5/23/01		A		5/23/03	5/23/11	Common Stock	5,000			D
	26.61	5/23/01		A		5/23/04	5/23/11	Common Stock	5,000			D
	26.61	5/23/01		A		5/23/05	5/23/11	Common Stock	5,000			D
											93,500

Explanation of Responses: Table II - above is grant of 20,000 shares pursuant to Mentor 1991 Stock Plan during fiscal 2002.

/S/ADEL MICHAEL **Signature of Reporting Person	May 13, 2002 Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.